FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2020

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪  On December 31, 2020, Enel Chile, through its subsidiary Enel Generación Chile, disconnected and stopped operations of unit 1 of the Bocamina power plant located in Coronel county, three years before the date the Company had originally committed to end the operation of this coal-fired unit. The disconnection of this Bocamina unit in addition to the closure of Tarapacá power plant on December 31, 2019, is a significant progress in the Company’s decarbonization process.

▪	At year-end 2020, Enel Chile had a total 1.3 GW in generation projects under construction, which includes the new photovoltaic plant Sol de Lila that began construction in November 2020 (163 MW), Domeyko (204 MW), Azabache (61 MW), the expansion of Finis Terrae (126 MW) and Campos de Sol (382 MW), among others. These projects are part of the Company’s renewable projects portfolio intended to add a total 2.4 GW installed capacity by 2023.

▪	Enel Chile continues to carry out its strategy to fight climate change. According to the Company’s Strategic Plan presented in December 2020, the goal is to reach a 64% reduction in its direct CO2 emissions by 2023 when compared to emissions of its electricity generation business in 2017. This means that Enel Chile is committed to have roughly 90% of its electricity generation to be carbon free.

▪	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 50,860 million loss as of December 2020 compared to a Ch$ 296,154 million profit of the previous year, mainly explained by the Ch$ 439,411 million greater impairment loss related to the decarbonization process and a Ch$ 121,118 million extraordinary income booked in March 2019 due to the early termination of the electricity supply contract signed by Enel Generación Chile with Anglo American Sur in 2016. During Q4 2020, net income attributable to Enel Chile S.A. reached Ch$ 175,193 million, which represents a 94.8% increase when compared to Q4 2019, mainly due to lower operating costs and lower tax expenses.

▪	When excluding these extraordinary effects, net income attributable to the shareholders of Enel Chile S.A. increased 9.4% to Ch$ 442,958 million when compared to the Ch$ 404,914 million adjusted net income booked as of December 2019. When applying the same criterion to quarterly results, net income increased 99.8% from Ch$ 91,482 million for Q4 2019 to Ch$ 182,791 million for Q4 2020.

▪	Operating revenues reached Ch$ 2,585,402 million, a 6.7% reduction when compared to December 2019, mainly due to the extraordinary income booked in March last year as mentioned above and the lower gas sales, both coming from the generation business. During Q4 2020, operating revenues declined 6.6% to Ch$ 637,937 million primarily due to lower energy sales in the distribution business and lower gas sales in the generation business.

▪	Procurement and services costs reached Ch$ 1,374,446 million as of December 2020, a 3.3% decrease when compared to December 2019 because of lower transportation costs and other variable procurement and services costs, both in the generation business. The trend was similar but more pronounced in Q4 2020 partially thanks to the snow melting season, when procurement and services costs dropped 22.2% to Ch$ 283,128 million, mainly explained by lower electricity purchases in both electricity generation and distribution businesses, coupled with lower transportation costs and other variable procurement and services costs in the generation business.

▪	As a result of the factors previously mentioned, Enel Chile´s EBITDA decreased 13.8% to Ch$ 908,676 million as of December 2020. When excluding the extraordinary effects, EBITDA remained stable when compared to 2019. During Q4 2020, EBITDA increased 13.6% to Ch$ 276,920 million. When excluding extraordinary effects, EBITDA increased 17.3% to Ch$ 286,015 million when compared to Q4 2019.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation reached 19,331 GWh as of December 2020, 8.1% less than December 2019, while Q4 2020 electricity generation reached 5,306 GWh, 4.4% more than Q4 2019, mainly due to greater hydroelectric generation and due to higher combined cycle power plant dispatch during 2020.

▪	Physical energy sales amounted to 22,960 GWh as of December 2020, a 2.4% reduction when compared to 2019 mainly explained by lower physical sales to regulated customers (-1,874 GWh) partially offset by greater physical sales to free customers (+1,141 GWh) and to the spot market (+179 GWh). These variations in physical sales show the impact of the lockdowns declared in the Country’s main cities up until September due to the Covid-19 pandemic in addition to the effect of customer migration. However, the performance during Q4 2020 improved, with physical energy sales increasing 7.7% to 5,986 GWh due to higher physical sales to free customers (+341 GWh) and to the spot market (+352 GWh).

▪	Operating revenues reached Ch$ 1,577,422 million as of December 2020, an 8.6% reduction mainly explained by the extraordinary income booked in March 2019 due to the early termination of the contracts with Anglo American Sur and also lower gas sales, partially offset by higher energy sales as a result of the positive effect of the average energy price when expressed in Chilean pesos. Operating revenues amounted to Ch$ 392,227 million during Q4 2020, a 4.6% reduction when compared to Q4 2019 mainly explained by lower gas sales.

▪	Procurement and services costs reached Ch$ 616,852 million as of December 2020, a 9.0% decrease when compared to 2019 due to lower transportation costs and other variable procurement and services costs. During Q4 2020, the trend was similar but heightened by the snow melting season leading procurement and services costs to decrease 38.0% to Ch$ 103,455 million mostly due to lower energy purchases, lower transportation costs and lower other variable procurement and services costs.

▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 789,221 million, 9.7% less than the figure for 2019. However, EBITDA for Q4 2020 increased 23.7% to Ch$ 245,250 million.

	Cumulative			Quarterly
Physical Data	Dec-20	Dec-19	% Change	Q4 2020	Q4 2019	% Change

Total Sales (GWh)	22,960	23,513	(2.4%)	5,986	5,561	7.7%
Total Generation (GWh)	19,331	21,041	(8.1%)	5,306	5,082	4.4%

Distribution

▪  Physical sales reached 16,481 GWh as of December 2020, representing a 3.8% decrease when compared to the previous year, mainly explained by lower sales in the industrial and commercial customer segments, to a great extent, due to the lockdowns declared in various counties within Santiago. On the other hand, during Q4 2020, physical sales only decreased 1.7% when compared to Q4 2019 to 4,123 GWh as a consequence of the gradual reopening in October, November and early December.

▪  The total number of customers grew 1.8% to a total 2,008,018 as of year-end 2020, mainly residential and commercial customers. Energy losses increased from 5.0% to 5.2%.

▪  Operating revenues reached Ch$ 1,382,068 million as of December 2020, 2.2% less than 2019, mainly due to lower energy sales. During Q4 2020, operating revenues decreased 8.7% to Ch$ 329,624 million to a great extent due to a lower average sales price when expressed in Chilean pesos.

▪  Procurement and services costs remained stable at Ch$ 1,116,324 million as of December 2020. During Q4 2020, these costs decreased 7.7% to Ch$ 261,863 million as a consequence of lower energy purchase costs related to lower physical purchases and a lower average purchase price when expressed in Chilean pesos.

▪	Consequently, EBITDA of the distribution business decreased 21.2% to Ch$ 158,472 million when compared to December 2019. During Q4 2020, EBITDA decreased 29.3% when compared to the same period of 2019 to Ch$ 40,429 million.

	Cumulative			Quarterly
Physical Data	Dec-20	Dec-19	% Change	Q4 2020	Q4 2019	% Change

Total Sales (GWh)	16,481	17,135	(3.8%)	4,123	4,193	(1.7%)
Number of Customers	2,008,018	1,972,216	1.8%	2,008,018	1,972,216	1.8%

FINANCIAL SUMMARY- ENEL CHILE

Gross debt of the company increased US$ 408 million to US$ 3,993 million as of December 2020 when compared to December 2019. This variation is mainly explained by two bank loans with Enel Finance International (EFI) signed in January 2020 and March 2020 for US$ 200 million and US$ 400 million respectively in addition to US$ 1 million increase in leasing liabilities (IFRS 16). This was partially offset by the US$ 150 million amortization of an EGP Chile bank loan, a US$ 12 million amortization of Enel Generación Chile local bonds H and M, and a US$ 31 million reduction in hedges of the Enel Generación Chile H and M bonds.

Liquidity available to Enel Chile is composed of the following:

>	Cash and cash equivalents : US$ 467 million.
>	Undisbursed committed credit lines (*) : US$ 488 million.

(*) includes two committed credit line with related parties for US$ 50 million and US$ 290 million of Enel Chile´s with EFI that are completely undisbursed.

The average cost of Enel Chile’s debt declined to 4.6% in December 2020 from 5.2% in December 2019.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 843 million and US$ 229 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 550 million.

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2019 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an account receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these account receivables must be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the balance in a chronological manner, beginning with the most dated to the most recent pending balances”, and not weighted based on the total balance pending payment as it had been interpreted by the Industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the balance Payment Chart is published by the Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On December 21, 2019, the Ministry of Energy issued Law 21,194 (“Distribution Short Law”) that reduces Distribution Companies’ Rate of Return and improves the electricity distribution tariff setting process. This Law eliminates the methodology that involved weighing the results of the VAD (Distribution Added Value, in its Spanish acronym) study performed by the CNE and the VAD study performed by distribution companies with a ratio of 2:3 and 1:3, respectively, and replaces it by using only the CNE’s study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a discount rate to be calculated by the CNE every four years that may not be less than an annual real 6% nor greater than 8% after tax. This new methodology is to be applied in the following tariff setting process that began on November 4, 2020. The after-tax economic rate of return of distribution companies must not be two percentage points higher or three percentage points lower than the rate determined by the CNE. The new tariff to be applied in the new tariff cycle will be defined over the course of 2021, retroactive to November 2020.

Additionally, in order to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021 Enel Transmission Chile S.A. was created from the division of Enel Distribución Chile S.A. receiving all assets and liabilities of the electricity transmission business segment.

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (“EGP Chile”), which combined, have a total 7,200 MW gross installed capacity as of December 31, 2020. Generation assets are diversified, with a focus on renewable energies, which represent 66% of Enel Chile's installed capacity. Thus, 3,561 MW correspond to hydroelectric generation units, 2,454 MW to thermal power plants that operate with gas, oil or coal, 642 MW to wind generation units, 496 MW to solar plants and 48 MW to geothermal capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of December 31, 2020 and 2019:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Dec-20	Dec-19	% Change	Q4 2020	Q4 2019	% Change	Dec-20	Dec-19

Sistema Eléctrico Nacional (SEN)	22,960	23,513	(2.4%)	5,986	5,561	7.7%	32.0%	32.8%

Distribution Segment

The distribution business is carried out by our subsidiary Enel Distribución Chile S.A., one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, which makes it the largest electricity distribution company in Chile.

The following chart summarizes the physical information of our distribution business segment for the period ended December 31, 2020 and 2019:

	Energy Sales						Energy Losses
	(GWh) (*)
	Cumulative			Quarterly			(%)
Physical Information	Dec-20	Dec-19	% Change	Q4 2020	Q4 2019	% Change	Dec-20	Dec-19

Distribution Business (*)	16,481	17,135	(3.8%)	4,123	4,193	(1.7%)	5.24%	4.99%
(*) Final sales to the customers and tolls are included.

Other Information	Dec-20	Dec-19	% Change

Number of Customers	2,008,018	1,972,216	1.8%
Customers/Employees	2,660	2,654	0.2%

The following chart shows the accumulated and quarterly electricity sales revenue per business segment and customer type as of December 31, 2020 and 2019:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Dec-20	Dec-19	Dec-20	Dec-19	Dec-20	Dec-19

Generation:	1,494,150	1,472,562	(382,642)	(382,541)	1,111,508	1,090,021
Regulated customers	842,229	912,285	(362,061)	(372,268)	480,168	540,017
Non regulated customers	592,169	524,560	(20,581)	-	571,588	524,560
Spot market	59,752	35,717	-	(10,273)	59,752	25,444
Other Clients	-	-	-	-	-	-
Distribution:	1,270,159	1,318,387	(932)	(2,505)	1,269,227	1,315,882
Residential	608,714	552,124	(11)	-	608,703	552,124
Commercial	366,875	450,109	-	-	366,875	450,109
Industrial	168,931	181,596	-	-	168,931	181,596
Other	125,639	134,558	(921)	(2,505)	124,718	132,053
Less: Consolidation adjustments	(383,574)	(385,046)	-	-	-	-

Total Energy sales	2,380,735	2,405,903	(383,574)	(385,046)	2,380,735	2,405,903

Million Chilean pesos variation in Ch$ and %	(25,168)	(1.05%)	-	-	(25,168)	(1.05%)

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019

Generation:	366,045	370,620	(87,570)	(94,442)	278,475	276,178
Regulated customers	192,498	155,437	(84,550)	(90,024)	107,948	65,413
Non regulated customers	140,010	199,343	(3,020)	-	136,990	199,343
Spot market	33,537	15,840	-	(4,418)	33,537	11,422
Other Clients	-	-	-	-	-	-
Distribution:	295,919	331,064	(12)	(278)	295,907	330,786
Residential	134,589	138,992	(11)	-	134,578	138,992
Commercial	83,618	109,905	-	-	83,618	109,905
Industrial	44,337	49,395	-	-	44,337	49,395
Other	33,375	32,772	(1)	(278)	33,374	32,494
Less: Consolidation adjustments	(87,582)	(94,720)	-	-	-	-

Total Energy sales	574,382	606,964	(87,582)	(94,720)	574,382	606,964

Million Chilean pesos variation in Ch$ and %	(32,582)	(5.37%)	-	-	(32,582)	(5.37%)

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of December 31, 2020, reached a Ch$ 50,860 million loss compared to a Ch$ 296,154 million profit during 2019, which represents a Ch$ 347,014 million decrease. Regarding Q4 2020 results, net income attributable to the shareholders of Enel Chile increased to Ch$ 175,193 million, equivalent to a Ch$ 85,263 million growth when compared to Q4 2019.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of December 31, 2020 and 2019:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-20	Dec-19	Change	% Change	Q4 2020	Q4 2019	Change	% Change

REVENUES	2,585,402	2,770,834	(185,432)	(6.7%)	637,937	682,803	(44,866)	(6.6%)
Sales	2,548,384	2,624,576	(76,192)	(2.9%)	623,819	672,998	(49,178)	(7.3%)
Other operating revenues	37,018	146,258	(109,240)	(74.7%)	14,117	9,805	4,312	44.0%
PROCUREMENT AND SERVICES	(1,374,446)	(1,421,205)	46,760	(3.3%)	(283,128)	(363,709)	80,582	(22.2%)
Energy purchases	(864,863)	(835,285)	(29,579)	3.5%	(188,316)	(244,046)	55,730	(22.8%)
Fuel consumption	(231,176)	(230,944)	(232)	0.1%	(37,485)	(29,341)	(8,145)	27.8%
Transportation expenses	(141,540)	(196,849)	55,309	(28.1%)	(25,406)	(45,056)	19,650	(43.6%)
Other variable procurement and service cost	(136,866)	(158,127)	21,261	(13.5%)	(31,920)	(45,267)	13,347	(29.5%)
CONTRIBUTION MARGIN	1,210,957	1,349,629	(138,673)	(10.3%)	354,809	319,094	35,715	11.2%
Other work performed by entity and capitalized	25,539	17,611	7,928	45.0%	10,298	6,400	3,898	60.9%
Employee benefits expense	(137,227)	(129,605)	(7,622)	5.9%	(35,779)	(31,643)	(4,135)	13.1%
Other fixed operating expenses	(190,593)	(184,143)	(6,450)	3.5%	(52,408)	(49,989)	(2,419)	4.8%
GROSS OPERATING INCOME (EBITDA)	908,676	1,053,492	(144,816)	(13.8%)	276,920	243,861	33,058	13.6%
Depreciation and amortization	(229,957)	(236,627)	6,670	(2.8%)	(54,240)	(62,748)	8,508	(13.6%)
Impairment loss (Reversal)	(697,806)	(280,763)	(417,044)	148.5%	(1,980)	(2,152)	172	(8.0%)
Impairment loss (Reversal) for applying IFRS 9	(15,168)	(10,047)	(5,121)	51.0%	4,161	(5,245)	9,406	(179.3%)
OPERATING INCOME (EBIT)	(34,255)	526,055	(560,310)	(106.5%)	224,861	173,717	51,144	29.4%
NET FINANCIAL EXPENSE	(112,435)	(150,893)	38,458	(25.5%)	(23,396)	(42,922)	19,526	(45.5%)
Financial income	36,160	27,399	8,761	32.0%	3,513	15,705	(12,192)	(77.6%)
Financial costs	(127,409)	(164,898)	37,489	(22.7%)	(13,261)	(55,093)	41,832	(75.9%)
Gain (Loss) for indexed assets and liabilities	2,086	(2,982)	5,068	(169.9%)	1,300	604	696	115.1%
Foreign currency exchange differences, net	(23,272)	(10,412)	(12,860)	123.5%	(14,948)	(4,139)	(10,810)	261.2%
OTHER NON-OPERATING RESULTS	12,998	2,159	10,839	N/A	10,510	(273)	10,783	N/A
Net Income from other investments	105	263	(158)	(60.1%)	10	0	10	N/A
Net Income from Sale of Assets	9,384	1,531	7,853	N/A	9,384	-	9,384	N/A
Share of profit (loss) of associates accounted for using the equity method	3,509	366	3,143	N/A	1,115	(273)	1,388	N/A
NET INCOME BEFORE TAXES	(133,692)	377,321	(511,013)	(135.4%)	211,974	130,521	81,453	62.4%
Income Tax	81,305	(61,228)	142,533	(232.8%)	(24,657)	(34,083)	9,426	(27.7%)

NET INCOME	(52,387)	316,093	(368,480)	(35.2%)	187,317	96,438	90,879	(35.2%)
Shareholders of the parent company	(50,860)	296,154	(347,014)	(117.2%)	175,193	89,931	85,263	94.8%
Non-controlling interest	(1,527)	19,940	(21,466)	(107.7%)	12,124	6,508	5,616	86.3%

Earning per share (Ch$ /share)*	(0.74)	4.28	(5.02)	(117.2%)	2.53	1.30	1.23	94.8%

(*) As of December 31, 2020 and December 31, 2019 the average number of paid and subscribed shares was 69,166,557,220.

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 908,676 million as of December 31, 2020, which represents a 13.8% reduction when compared to Ch$ 1,053,492 million booked the same period of the previous year. This reduction is primarily explained by lower operating revenues from the generation business primarily related to the extraordinary income recorded in March 2019 due to the early termination of 3 energy supply contracts with Anglo American Sur and lower gas sales.

Consolidated EBITDA for Q4 2020 amounted to Ch$ 276,920 million, which represents a Ch$ 33,058 million increase when compared to Q4 2019 primarily explained by lower operating costs in the generation business.

Accumulated and quarterly operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended December 31, 2020 and 2019, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Dec-20	Dec-19	Change	% Change	Q4 2020	Q4 2019	Change	% Change

Generation business revenues	1,577,422	1,726,612	(149,189)	(8.6%)	392,227	411,073	(18,846)	(4.6%)
Distribution business revenues	1,382,068	1,412,872	(30,804)	(2.2%)	329,624	361,188	(31,564)	(8.7%)
Less: consolidation adjustments and other activities	(374,088)	(368,649)	(5,439)	1.5%	(83,915)	(89,459)	5,544	(6.2%)
Total Consolidated Revenues	2,585,402	2,770,834	(185,432)	(6.7%)	637,937	682,803	(44,866)	(6.6%)

Generation business costs	(616,852)	(678,188)	61,335	(9.0%)	(103,455)	(166,815)	63,360	(38.0%)
Distribution business costs	(1,116,324)	(1,114,936)	(1,388)	0.1%	(261,863)	(283,756)	21,893	(7.7%)
Less: consolidation adjustments and other activities	358,731	371,919	(13,187)	(3.6%)	82,190	86,862	(4,672)	(5.4%)
Total Consolidated Procurement and Services Costs	(1,374,446)	(1,421,205)	46,760	(3.3%)	(283,128)	(363,709)	80,582	(22.2%)

Personnel Expenses	(49,983)	(53,984)	4,001	(7.4%)	(8,966)	(11,103)	2,137	(19.3%)
Other expenses by nature	(121,366)	(120,523)	(843)	0.7%	(34,557)	(34,921)	364	(1.0%)
Total Generation business	(171,349)	(174,507)	3,158	(1.8%)	(43,523)	(46,024)	2,501	(5.4%)
Personnel Expenses	(27,691)	(26,105)	(1,587)	6.1%	(7,733)	(6,028)	(1,705)	28.3%
Other expenses by nature	(79,581)	(70,678)	(8,902)	12.6%	(19,599)	(14,201)	(5,398)	38.0%
Total Distribution business	(107,272)	(96,783)	(10,489)	10.8%	(27,332)	(20,229)	(7,103)	35.1%
Less: consolidation adjustments and other activities	(23,660)	(24,847)	1,188	(4.8%)	(7,035)	(8,980)	1,945	(21.7%)

EBITDA, by business segment
Generation business EBITDA	789,221	873,917	(84,696)	(9.7%)	245,250	198,235	47,015	23.7%
Distribution business EBITDA	158,472	201,152	(42,681)	(21.2%)	40,429	57,203	(16,774)	(29.3%)
Less: consolidation adjustments and other activities	(39,017)	(21,578)	(17,439)	80.8%	(8,759)	(11,576)	2,817	(24.3%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	908,676	1,053,492	(144,816)	(13.8%)	276,920	243,861	33,058	13.6%

Generation Business EBITDA

EBITDA of our generation business reached Ch$ 789,221 million as of December 31, 2020, which represents a Ch$ 84,696 million, or 9.7%, reduction when compared to 2019. EBITDA of this business segment during Q4 2020 climbed 23.7% when compared to the same quarter of last year. The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 1,577,422 million as of December 31, 2020, which represents a Ch$ 149,189 million, or 8.6% reduction when compared to the same period of the previous year, mainly due to the following:

>	A Ch$ 111,606 million reduction in other operating revenues, mainly due to Ch$ 121,118 million extraordinary income recorded in 2019 due to the early termination of 3 energy supply contracts with Anglo American Sur, which was partially offset by higher revenues from temporary facility rentals amounting to Ch$ 7,714 million.

>	A Ch$ 59,045 million reduction in other sales, mainly due to lower gas sales.

The above was partially offset by:

>	Higher energy sales amounting for Ch$ 21,638 million, mainly explained by: (i) a positive effect of a higher average sales price when expressed in Chilean pesos due to the depreciation of the local currency-US dollar exchange rate during the period amounting to Ch$ 53,194 million; (ii) a Ch$ 23,130 million increase in revenues from ancillary services related to service quality and safety; and (iii) a Ch$ 10,717 million increase in revenue from commodity hedges. These effects were partially offset by a 554 GWh reduction in physical sales amounting to Ch$ 65,403 million (-1,874 GWh to regulated customers partially offset by +1,141 GWh in physical sales to free customers and +179 GWh to the spot market), significantly related to the lockdowns declared in the country’s main cities due the COVID-19 pandemic, and also the effect of customer migration.

Regarding Q4 2020, operating revenues amounted to Ch$ 392,227 million, which represents a Ch$ 18,846 million reduction, or 4.6%, when compared to the same quarter of 2019. This variation is mainly explained by: (i) a Ch$ 16,603 million reduction in other sales related to gas sales; and (ii) lower energy sales for Ch$ 4,297 million due to the negative price effect when expressed in Chilean pesos for Ch$ 48,319 million, offset by higher physical sales for Ch$ 33,348 million (equivalent to +426 GWh) and a Ch$ 10,771 million increase in ancillary services sales. These effects were offset by a Ch$ 1,605 million increase in other services.

▪  Operating costs reached Ch$ 616,852 million as of December 31, 2020, a 9.0% reduction equivalent to Ch$ 61,335 million, when compared to 2019 due to the following:

>	A Ch$ 55,359 million decrease in transportation costs mainly explained by: (i) a Ch$ 62,607 million reduction in tolls primarily due to a Ch$ 41,814 million reduction in the electricity transmission charge (“CET” in its Spanish acronym) that is a component of the toll for feeding electricity into the national transmission system, and a lower cost of the zonal transmission system’s AAT (Spanish acronym for harmonization adjustment tariff) amounting to Ch$ 18,086 million, and (ii) lower gas transportation costs for Ch$ 6,390 million primarily due to lower amount of gas purchased from Argentina. These effects were partially offset by a Ch$ 13,699 million increase in regasification costs.

>	Other procurement and services costs decreased Ch$ 23,215 million, mainly due to: (i) lower gas commercialization costs for Ch$ 40,666 million, and (ii) lower thermal emission taxes for Ch$ 1,377 million. This was partially offset by: (i) a higher cost of commodity hedging transactions amounting to Ch$ 13,541 million, and (ii) a higher cost related to temporary facility rentals for Ch$ 5,572 million.

The above was partially offset by:

>	Higher energy purchases for Ch$ 17,006 million mainly explained by higher physical purchases in the spot market (+1,425 GWh) due to lower hydroelectric generation (-866 GWh) because of the country’s hydrological conditions and also lower thermal dispatch (-780 GWh) primarily related to lower coal fired electricity generation.

>	Fuel consumption costs increased Ch$ 232 million mainly due to: (i) a higher cost of commodity hedging amounting to Ch$ 23,746 million; (ii) a Ch$ 21,246 million impairment loss on coal inventories and Ch$ 329 million on diesel oil inventories booked in Q2 2020 due to the discontinued operations of Bocamina II; (iii) higher gas consumption costs for Ch$ 8,012 million related to greater gas-fired electricity generation despite the lower price of gas purchases; and (iv) a Ch$ 2,445 million increase in fuel oil consumption costs. These effects were partly offset by a Ch$ 55,546 million reduction in coal consumption costs related to lower coal fired thermal generation and a lower purchase price of coal during the period.

During Q4 2020, operating costs decreased Ch$ 63,360 million to Ch$ 103,455 million, representing a 38.0% fall when compared to the same quarter of 2019. This variation is mainly due to: (i) a Ch$ 42,255 million decrease in energy purchases as a consequence of a lower average purchase price; (ii) lower transportation costs for Ch$ 18,324 million, mainly lower tolls; and (iii) a reduction in other procurement and services costs for Ch$ 10,926 million mainly related to lower gas sales costs. The aforementioned was partially offset by a Ch$ 8,145 million increase in fuel consumption costs, mainly the Ch$ 3,873 million increase in gas consumption costs, higher commodity hedging costs for Ch$ 8,083 million, the Ch$ 5,304 million impairment loss on coal inventories and Ch$ 118 million on diesel oil inventories due to the discontinued operations of Bocamina II, and a Ch$ 727 million increase in fuel oil consumption costs compensated by lower coal consumption costs for Ch$ 10,064 million.

▪	Personnel Expenses (after capitalized personnel costs) reached Ch$ 49,983 million as of December 31, 2020, a Ch$ 4,001 million reduction when compared to 2019, mainly due to a Ch$ 6,694 million increase in the capitalization of employee costs primarily related to EGP Chile Group’s renewable projects that began in 2020. This variation was partially offset by: (i) a Ch$ 2,022 million increase in salaries as a consequence of a higher number of employees, and (ii) a Ch$ 741 million increase in bonuses and other benefits.

In Q4 2020, personnel expenses (after capitalized personnel costs) reached Ch$ 8,966 million, representing a Ch$ 2,137 million reduction when compared to the same period of 2019, mainly due: (i) a Ch$ 4,094 million increase in the capitalization of employee costs primarily related to EGP Chile Group’s renewable projects, and (ii) a Ch$ 2,300 million decrease in bonuses and other benefits. The aforementioned was partially offset by a Ch$ 3,673 million increase in restructuring costs related to the decarbonization process.

▪	Other Expenses as of December 31, 2020, amounted to Ch$ 121,366 million, a slight Ch$ 843 million increase when compared to last year, mainly due to: (i) a Ch$ 7,110 million increase in technical support and administrative costs; (ii) a Ch$ 1,289 million increase in professional services costs; and (iii) a Ch$ 423 million increase in the cost of insurance premiums. The aforementioned was partially compensated by: a (i) Ch$ 4,104 million reduction in outsourced services; and (ii) a Ch$ 3,764 million reduction in maintenance and repair service expenses.

Other Expenses during Q4 2020 amounted to Ch$ 34,557 million, similar to the Ch$ 34,921 million booked the same quarter of last year.

Distribution Segment EBITDA:

EBITDA of our Distribution Business Segment reached Ch$ 158,472 million for year ended December 31, 2020, which represents a Ch$ 42,681 million, or 21.2%, reduction when compared to last year. EBITDA for Q4 2020 declined 29.3% when compared to the same quarter of 2019. The main variables that explain this outcome are described below:

▪	Operating revenues for the twelve-month period ended December 31, 2020 amounted to Ch$ 1,382,068 million, a Ch$ 30,804 million decrease when compared to 2019. This 2.2% reduction is mainly due to the following:

>	A Ch$ 48,227 million decrease in energy sales primarily as the result of lower physical energy sales (-654 GWh) equivalent to Ch$ 50,307 million mainly in the commercial and industrial customer segments, particularly during Q2 and Q3 2020 because of the lockdowns in various counties within Santiago as a consequence of the COVID-19 pandemic. This was partially offset by a higher average sales price as a consequence of the Ch$ 2,080 million greater exchange rate effect.

>	Other sales declined Ch$ 2,764 million mainly due to: (i) lower income from non-recurring sale of Retail materials to Enel X Chile S.A. recorded in 2019 for Ch$ 2,062 million; and (ii) lower non-regulated business services revenue, such as the relocation of customer connections and networks for Ch$ 702 million.

The above was partially offset by:

>	Higher other services revenue amounting to Ch$ 18,829 million, mainly due to: (i) higher tolls in the zonal transmission segment for Ch$ 11,423 million; and (ii) a Ch$ 7,405 million increase in revenue from the construction of customer connections.

>	Other operating revenues increased Ch$ 1,359 million mainly explained by revenue from insurance claims.

Operating revenues for Q4 2020 amounted to Ch$ 329,624 million, a Ch$ 31,564 million decrease, equivalent to 8.7%, when compared to the same quarter of 2019 mainly due to a Ch$ 35,144 million reduction in revenues from energy sales that responds to the Ch$ 29,652 million impact of the lower average sales price when expressed in Chilean pesos and Ch$ 5,492 million impact as the result of lower physical energy sales (-70 GWh), due to the effect of the lockdowns in various counties within Santiago as a consequence of the COVID-19 pandemic, although with a significant improvement compared to Q2 and Q3 2020. This was partially offset by higher other services revenue for Ch$ 3,240 million, primarily due to higher toll revenues in the zonal transmission segment amounting to Ch$ 5,241 million, offset by lower revenue related to the construction of customer connections for Ch$ 2,001 million.

▪  Operating costs as of December 31, 2020 reached Ch$ 1,116,324 million, a slight Ch$ 1,388 million increase, or 0.1%, due to:

>	Higher energy purchases for Ch$ 3,932 million mainly explained by a higher average energy purchase price for Ch$ 48,205 million, partially offset by lower physical purchases during the period (-759 GWh) amounting to Ch$ 44,273 million.

>	A Ch$ 969 million increase in transportation costs due to greater zonal transmission toll payments to electricity distribution and transmission companies.

These effects were partially offset by:

>	Lower other procurement and services costs for Ch$ 3,512 million, explained by lower income from non-recurring sale of Retail materials to Enel X Chile S.A. recorded in 2019 for Ch$ 2,062 million, and lower other costs mainly related to emergency plans amounting to Ch$ 1,450 million.

Operating costs for Q4 2020 amounted to Ch$ 261,863 million, a Ch$ 21,893 million reduction when compared to Q4 2019. This variation is mainly due to lower energy purchases amounting to Ch$ 21,302 million primarily as a result of a lower average purchase price explaining Ch$ 10,753 million, in addition to lower physical energy purchases (-177 GWh) during the period for Ch$ 10,549 million.

▪	Personnel Expenses (after capitalized personnel costs) reached Ch$ 27,691 million for the period ended December 31, 2020, a Ch$ 1,587 million increase when compared to year 2019 due to: (i) a Ch$ 2,323 million increase in staffing costs in connection with the technical distribution standard; and (ii) a Ch$ 1,109 million increase related to employee using less of their vacation time. The aforementioned was partially offset by: (i) greater personnel costs capitalization related to investment projects for Ch$ 1,082 million; and (ii) lower expenses due to retirement plans performed in 2019 for Ch$ 505 million.

Personnel expenses for Q4 2020 increased Ch$ 1,705 million when compared to Q4 2019, due to: (i) a Ch$ 766 million increase in expenses related to the higher number of employees; (ii) a Ch$ 509 million increase related to employees using less of their vacation time; and (iii) lower personnel cost capitalization related to investment projects for Ch$ 253 million.

▪  Other expenses for the year ended December 31, 2020 increased to Ch$ 79,581 million, a Ch$ 8,902 million increase when compared to 2019, mainly due to: (i) higher technical support and administrative services costs for Ch$ 4,536 million; and (ii) higher operations and maintenance costs for Ch$ 4,366 million related to customer service (call center and meter reading), and maintenance and repairs.

Other expenses for Q4 2020 increased Ch$ 5,398 million due to: (i) higher technical support and administrative services costs for Ch$ 2,637 million; and (ii) higher operations and maintenance costs for Ch$ 2,761 million related to customer service (call center and meter reading), and maintenance and repairs.

Depreciation, Amortization and Impairment

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of December 31, 2020 and 2019.

	Cumulative Figures (Figures in million Ch$)
	Dec-20			Dec-19
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	789,221	(885,237)	(96,017)	873,917	(477,982)	395,935
Distribution business	158,472	(58,583)	99,889	201,152	(48,859)	152,293
Less: consolidation adjustments and other activities	(39,017)	889	(38,128)	(21,578)	(596)	(22,174)

TOTAL ENEL CHILE CONSOLIDATED	908,676	(942,931)	(34,255)	1,053,492	(527,437)	526,055

	Quarterly Figures (Figures in million Ch$)
	Q4 2020			Q4 2019
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	245,250	(46,872)	198,377	198,235	(54,558)	143,676
Distribution business	40,429	(6,589)	33,840	57,203	(15,645)	41,558
Less: consolidation adjustments and other activities	(8,759)	1,402	(7,357)	(11,576)	59	(11,517)

TOTAL ENEL CHILE CONSOLIDATED	276,920	(52,059)	224,861	243,861	(70,145)	173,717

Depreciation, amortization and impairment costs amounted to Ch$ 942,931 million, for the year ended December 31, 2020, a Ch$ 415,494 million increase when compared to the previous year. This variation is mainly explained by:

>	A Ch$ 407,256 million higher expense in the generation business segment due to: (i) a Ch$ 417,836 million greater expense in the Enel Generación Chile Group due to the Ch$ 697,856 million impairment loss related to the coal power plant Bocamina II booked in 2020 compared to the Ch$ 197,188 million impairment loss for the Tarapacá coal power plant and Ch$ 82,832 million impairment loss of Bocamina I coal power plant, both booked in 2019, all within the framework of the Group’s decarbonization plan.

This effect is partially offset by Ch$ 11,144 million lower depreciation and amortization, mainly a lower expense in Enel Generación Chile for Ch$ 21,488 million primarily related to the lower depreciation of the coal fired power plants impaired in 2019 and 2020 for a total Ch$ 20,744 million, compensated by greater depreciation of EGP Chile Group for Ch$ 10,344 million mainly due to exchange rate effects.

>	A Ch$ 9,724 million greater expense in the distribution business mainly due to: (i) a Ch$ 4,845 million higher impairment loss of trade accounts receivables related to higher commercial debt primarily caused by the COVID-19 pandemic; (ii) higher intangible amortization related to software for Ch$ 2,576 million; and (iii) a Ch$ 1,874 million increase in fixed asset depreciation for increasing the amount of assets becoming operational.

During Q4 2020, depreciation, amortization, and impairment expenses amounted to Ch$ 52,059 million, a Ch$ 18,085 million decrease when compared to the same quarter of 2019 due to: (i) a Ch$ 8,733 million reduction in impairment losses of trade accounts receivables in the distribution business as a consequence of receiving more payments from customers reducing their debt and increasing the level of payment arrangements with customers due to the various initiatives implemented by the Company during the last quarter of 2020; and (ii) a Ch$ 8,508 million reduction depreciation and amortization mainly explained by the lower depreciation of Bocamina II power plant due to the Ch$ 8,646 million impairment booked as of June 2020.

Non-Operating Income

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of December 31, 2020, and 2019:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Dec-20	Dec-19	Change	% Change	Q4 2020	Q4 2019	Change	% Change

Financial income	36,160	27,399	8,761	32.0%	3,513	15,705	(12,192)	(77.6%)
Financial costs	(127,409)	(164,898)	37,489	(22.7%)	(13,261)	(55,093)	41,832	(75.9%)
Gain (Loss) for indexed assets and liabilities	(23,272)	(10,412)	(12,860)	123.5%	(14,948)	(4,139)	(10,810)	261.2%
Foreign currency exchange differences, net	2,086	(2,982)	5,068	(169.9%)	1,300	604	696	115.1%
NET FINANCIAL EXPENSE ENEL CHILE	(112,435)	(150,893)	38,458	(25.5%)	(23,396)	(42,922)	19,526	(45.5%)

Net Income from other investments	105	263	(158)	(60.1%)	10	-	10	N/A
Net Income from Sale of Assets	9,384	1,531	7,853	N/A	9,384	-	9,384	N/A
Share of profit (loss) of associates accounted for using the equity method	3,509	366	3,143	N/A	1,115	(273)	1,388	N/A
OTHER NON-OPERATING RESULTS	12,998	2,159	10,839	N/A	10,510	(273)	10,783	N/A

NET INCOME BEFORE TAXES	(133,692)	377,321	(511,013)	(135.4%)	211,974	130,521	81,453	62.4%
Income Tax	81,305	(61,228)	142,533	(232.8%)	(24,657)	(34,083)	9,426	(27.7%)

NET INCOME OF THE PERIOD	(52,387)	316,093	(368,480)	(116.6%)	187,317	96,438	90,879	94.2%
Attributable to Shareholders of the parent company	(50,860)	296,154	(347,014)	(117.2%)	175,193	89,931	85,263	94.8%
Attributable to Non-controlling interest	(1,527)	19,940	(21,466)	(107.7%)	12,124	6,508	5,616	86.3%

Net Financial Income

The consolidated net financial income of Enel Chile, as of December 31, 2020, amounted to a Ch$ 112,435 million loss, which represents a Ch$ 38,458 million improvement when compared to the Ch$ 150,893 million loss booked for 2019. Regarding Q4 2020, net financial income improved 45.5% when compared to the same quarter of 2019 reaching a Ch$ 23,396 million loss. These results are primarily explained by the following:

Financial income increased Ch$ 8,761 million mainly explained by a higher income related to the Tariff Stabilization Law amounting to Ch$ 10,103 million, of which Ch$ 9,769 million represents the impact of changes to the technical provisions established to implement such Law determined by the National Energy Commission through CNE Resolution 340 issued in September 2020, which was partially offset by less income on short term fixed income investments amounting to Ch$ 1,650 million.

During the Q4 2020, financial income decreased Ch$ 12,192 million when compared to the same quarter of 2019 mainly due to: (i) lower income related to the Tariff Stabilization Law amounting to Ch$ 6,452 million mainly explained by the higher interest booked during Q4 2019 when the Resolution was implemented; and (ii) by less income on short term fixed income investments and other financial income amounting to Ch$ 6,078 million.

Financial expenses decreased Ch$ 37,489 million mainly due to: (i) less expenses related to the Tariff Stabilization Law amounting to Ch$ 14,544 million mainly explained by the higher amount of expenses booked during Q4 2019 when the Resolution was implemented; and (ii) a Ch$ 23,788 million increase in capitalized interest primarily related to the development of non-conventional renewable energy projects and a greater continuity in the development of the Los Cóndores project, despite COVID-19; and (iii) a Ch$ 7,337 million reduction in interest on bank loans primarily due to the amortization of Enel Chile debt amounting to Ch$ 213,759 million and EGP Chile debt for US$ 250 million (Ch$ 187,393 million approx.). The aforementioned was partially offset by a Ch$ 7,663 million increase in interests on derivative contracts.

During Q4 2020, financial expenses decreased Ch$ 41,832 million when compared to the same quarter of 2019 mainly due to: (i) less expenses related to the Tariff Stabilization Law amounting to Ch$ 19,140 million mainly explained by the higher amount of expenses booked during Q4 2019 when the Resolution was implemented; (ii) a Ch$ 22,565 million increase in capitalized interest primarily related to the development of non-conventional renewable energy projects and a greater continuity in the development of the Los Cóndores project; and (iii) lower interest on bonds amounting to Ch$ 3,192 million related to exchange rate and indexation effects. These effects were partially offset by Ch$ 2,763 million higher interest expenses with related parties related to loans with EFI.

Income related to indexation increased Ch$ 5,068 million, primarily due to Ch$ 3,186 million lower indexation losses related to IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina and higher income on financial instruments and derivatives for Ch$ 1,882 million.

During Q4 2020, the result related to indexation reached a Ch$ 696 million higher income when compared to the same quarter of 2019, primarily due to a lower loss from indexation caused by hyperinflation for Ch$ 935 million partially offset by less income from indexation on financial instruments and derivatives for Ch$ 240 million.

The loss from exchange rate differences increased Ch$ 12,860 million, mainly due to greater negative exchange rate difference on: (i) trade account receivables for Ch$ 26,316 million including the Ch$ 36,495 million negative effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; (ii) trade account payables for Ch$ 3,410 million including the Ch$ 11,235 million positive effect related to the Tariff Stabilization Law; and (iii) financial debt and derivatives for Ch$ 2,118 million. The aforementioned was partially offset by the positive exchange rate difference effect on: (i) cash and cash equivalents for Ch$ 11,047 million; and (ii) other financial assets and liabilities for Ch$ 7,937 million.

During Q4 2020, the loss from exchange rate differences increased Ch$ 10,810 million, when compared to the same quarter of 2019 primarily due to a greater negative exchange rate difference effect on: (i) trade accounts receivables for Ch$ 43,772 million including the Ch$ 43,183 million negative effect related to the Tariff Stabilization Law. The aforementioned was partially offset by the positive exchange rate differences effect on; (i) trade accounts payables for Ch$ 14,527 million that include the Ch$ 9,554 million positive effect related to the Tariff Stabilization Law; (ii) cash and cash equivalents for Ch$ 8,551 million; (iii) financial debt and derivative instruments for Ch$ 4,397 million; and other assets and liabilities for Ch$ 5,487 million.

Other non-operating results

Net income from Sale of Assets increased by Ch$ 7,853 million when compared to 2019, mainly explained by the sale of the Quintero-San Luis transmission line for Ch$ 9,384 million in December 2020, which is compared to net income from the sale of a gas turbine rotor to the related company Enel Generación Costanera for Ch$ 1,341 million booked in 2019.

Regarding Q4 2020, net income from Sale of Assets increased by Ch$ 9,384 million when compared to the same quarter of 2019, explained by the sale of the Quintero-San Luis transmission line in December 2020.

Corporate Taxes:

Corporate income tax represented a Ch$ 81,305 million profit as of December 31, 2020, a Ch$ 142,533 million higher income when compared to the previous year, primarily explained by: (i) a Ch$ 112,816 million income increase due to the higher impairment loss booked in 2020 as a consequence of the Group’s decarbonization plan; (ii) a Ch$ 33,700 million greater tax profit related to Enel Generación Chile fixed asset goodwill booked in 2020 resulting from the merger of Gas Atacama Chile in 2019; (iii) a Ch$ 32,702 million expense reduction due to the extraordinary income in 2019 generated by the early termination of the 3 energy supply contracts with Anglo American Sur. The above was partially offset by higher income tax in 2019 resulting from the goodwill booked due to the merger of Gas Atacama Chile and Gasoducto Atacama Argentina for Ch$ 29,269 million.

Regarding Q4 2020, Corporate income tax reached a Ch$ 24,657 million expense, which represents a Ch$ 9,426 million expense reduction when compared to Q4 2019 primarily due to the Ch$ 33,700 million greater tax profit related to fixed asset goodwill booked in 2020 resulting from the merger of Gas Atacama Chile partially offset by the Ch$ 23,390 greater tax expense mostly related to the Company’s better results.

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Dec-20	Dec-19	Change	% Change

Current Assets	1,026,401	1,018,212	8,189	0.8%
Non Current Assets	6,878,071	6,839,776	38,295	0.6%

Total Assets	7,904,472	7,857,988	46,484	0.6%

The Company’s Total Assets as of December 31, 2020, increased Ch$ 46,484 million, a slight 0.6% increase when compared to total assets as of December 31, 2019.

Current Assets increased Ch$ 8,189 million as of December 31, 2020. The variations in the main categories are presented below:

•	Cash and cash equivalents increased Ch$ 96,352 million, mainly explained by the following cash inflows: (i) customer collections net of payments to suppliers for Ch$ 1,026,734 million that includes the Ch$ 44,598 million cash inflow related to the assignment of collection rights for sales made in certain customer segments of the distribution business; (ii) loans from related companies for Ch$ 484,520 million; and (iii) cash inflows from asset rentals and sales net of such rental asset purchase or construction payments for Ch$ 45,946 million. These cash inflows were partially offset by the following cash outflows: (i) purchase of property, plant and equipment for Ch$ 514,807 million; (ii) dividend payments for Ch$ 312,715 million; (iii) financial leasing and loan payments for Ch$ 155,819 million; (iv) employee-related payments for Ch$ 140,378 million; (v) interest payments on loans for Ch$ 139,251 million; (vi) purchase of intangible assets for Ch$ 39,507 million; (vii) net cashflow related to insurance policies for Ch$ 18,268 million; and (viii) other cash outflows for Ch$ 140,103 million, mainly related to the payment of VAT and other taxes.

•	Other non-financial current assets decreased Ch$ 14,833 million, mainly due to lower value added tax credits for Ch$ 10,922 million, primarily in Enel X Chile, and a Ch$ 2,339 million reduction in prepaid expenses.

•	Current trade accounts receivables and other acounts receivables increased Ch$ 43,431 million, mainly explained by: (i) greater trade accounts receivables for Ch$ 29,301 million; (ii) advance payments to suppliers and other creditors for Ch$ 13,464 million; and (iii) insurance claim receivables related to Tarapacá and Bocamina I power plants for Ch$ 5,360 million. These effects were partially offset by a reduction in financial leasing receivables for Ch$ 7,901 million mainly due to the sale of the financial leasings of Enel X Chile electric buses to an associate company ENEL AMPCI Ebus Chile SpA.

•	Current related party accounts receivables decreased Ch$ 10,206 million, mainly due to: (i) lower GNL Chile S.A. accounts receivables for Ch$ 10,341 million related to advance payments for gas purchases.

•	Inventory decreased Ch$ 16,362 million, mainly due to a Ch$ 12,176 million reduction in coal inventory and lower spare parts and other supplies for Ch$ 4,604 million, primarily due to the impairment booked in Q2 2020 related to the disconnection of the Bocamina II coal generation unit.

•	Current tax assets decreased Ch$ 92,235 million, mainly due to a reduction in tax credits related to retained earnings for Ch$ 86,068 million and a reduction in monthly employee related payments for Ch$ 4,001 million.

Non-Current Assets increased Ch$ 38,295 million as of December 31, 2020 when compared to December 31, 2019. The variations in the main categories are presented below:

•	Other non-current financial assets increased Ch$ 13,440 million mainly explained by a Ch$ 13,471 million increase in Enel Generación Chile hedging derivatives and other derivative instruments.

•	Other non-current non-financial assets increased Ch$ 27,737 million mainly explained by a Ch$ 26,840 million increase in value added tax credits and other taxes.

•	Trade accounts receivables and other non-current accounts receivables increased Ch$ 131,442 million mainly explained by a Ch$ 105,728 million and Ch$ 77,704 million increase in trade accounts receivables of distribution and generation business segments, respectively, mainly due to pending tariff adjustments related to the Tariff Stabilization Law published in 2019. This was partly offset by the reduction of financial leasing accounts receivables for Ch$ 55,271 million related to the sale of the financial leasings of Enel X Chile electric buses to an associate company ENEL AMPCI Ebus Chile SpA.

•	Non-current related party accounts receivables increased Ch$ 13,952 million mainly explained by greater accounts receivables related to advance payments for gas purchases to GNL Chile S.A.

•        Investments accounted for using the equity method increased by Ch$ 32,836 million, mainly due to: (i) the purchase of software for Ch$ 32,123 million; and (ii) new concessions amounting to Ch$ 23,221 million. The aforementioned were offset by: (i) amortization for 2020 amounting to Ch$ 14,375 million; (ii) exchange rate differences for Ch$ 4,741 million; (iii) intangible asset retirement for Ch$ 1,616 million; and other write-offs for Ch$ 1,776 million.

•	Property, plant, and equipment decreased Ch$ 270,980 million, mainly due to: (i) the impairment of the coal generation unit Bocamina II amounting to Ch$ 697,856 million booked in 2020 within the context of the decarbonization plan carried out by the Group; (ii) depreciation for 2020 amounting to Ch$ 211,528 million; (iii) exchange differences for Ch$ 132,641 million; and (iv) other various reductions amounting to Ch$ 11,878 million. These effects were partially offset by: (i) an increase in projects under construction for Ch$ 745,193 million mainly in the generation business (~70%); and (ii) a Ch$ 29,965 million increase in dismantling provisions primarily related to the Group’s decarbonization plan.

•	Deferred tax assets increased Ch$ 86,166 million mainly due to the greater impairment losses booked in 2020 related to Bocamina II power plant.

LIABILITIES AND EQUITY (Figures in million Ch$)	Dec-20	Dec-19	Change	% Change

Current Liabilities	1,045,480	1,041,300	4,180	0.4%
Non Current Liabilities	3,264,717	3,069,404	195,313	6.4%
Total Equity	3,594,275	3,747,284	(153,009)	(4.1%)
Attributable to the Shareholders of parent company	3,351,916	3,484,698	(132,782)	(3.8%)
Attributable to Non-controlling interest	242,359	262,586	(20,227)	(7.7%)

Total Liabilities and Equity	7,904,472	7,857,988	46,484	0.6%

Total Liabilities of the Company as of December 31, 2020, including Equity, increased Ch$ 46,484 million when compared to total liabilities and equity as of December 31, 2019, mainly due to the following:

Current liabilities increased Ch$ 4,180 million. The variations in the main categories are presented below:

•	Other current financial liabilities decreased Ch$ 51,315 million mainly due to a Ch$ 44,830 million reduction in hedges and other derivatives and also Ch$ 4,516 million less debt in the EGP Chile Group as a consequence of amortizations paid during 2020.

•       Current tax liabilities increased Ch$ 54,364 million, explained by an increase in income tax payable in the generation business amounting to Ch$ 48,245 million and in Enel X Chile for Ch$ 2,775 million.

•       Other current non financial liabilities increased Ch$ 1,658 million mainly explained by an increase in value added tax credits and other taxes for Ch$ 8,500 million, compensated by a Ch$ 6,795 million reduction in deffered income primarily responding to lower customer connection and network relocation services in the distribution business.

Non-Current Liabilities increased Ch$ 195,313 million as of December 31, 2020, which is explained by the following:

•	Other non-current financial liabilities declined Ch$ 209,015 million mainly due to: (i) bank loan amortization for Ch$ 118,638 million; (ii) bond payments for Ch$ 32,240 million; and (iii) a lower exchange rate that reduced the balance of foreign currency debt by Ch$ 56,448 million.

•	Other non-current accounts payable increase Ch$ 60,960 million mainly explained by a Ch$ 58,954 million increase in energy purchases accounts payable in the distribution business.

•	Non-current related party trade accounts payable increased Ch$ 379,671 million, mainly explained by a Ch$ 382,168 million increase in the balance of Enel Chile accounts payable to EFI related to the new loans obtained in January and March 2020 (US$200 million and US$ 400 million respectively) that amount to a total Ch$ 484,520 million, partially offset by the impact of the exchange rate on the Group’s total debt with EFI (US$ 1,644 million) that amounted to Ch$ 97,417 million.

•	Other non-current provisions increased Ch$ 38,381 million, mainly due to the Ch$ 31,218 million increase in dismantling provisions primarily related to the scheduled withdrawal of Bocamina II coal fired power plant.

•	Deferred tax liabilities decreased Ch$ 81,227 million, which mainly responds to the effect on depreciation of the difference between the taxable fixed asset base and financial fixed asset base, primarily in the generation business.

Total Equity amounted to Ch$ 3,594,275 million as of December 31, 2020.

Equity attributable to the shareholders of Enel Chile amounted to Ch$ 3,351,916 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,747,438 million, and Other reserves for negative Ch$ 2,277,625 million.

Retained earnings decreased Ch$ 260,666 million in 2020 mainly due to the period’s Ch$ 50,860 million net loss and dividend payments for Ch$ 203,729 million in addition to the actuarial results of post employment liability restatement for Ch$ 6,076 million.

Other reserves increased Ch$ 127,884 million, mainly explained by greater cash flow coverage reserves for Ch$ 188,060 million and higher other various reserves for Ch$ 2,011 million, partially offset by lower foreign currency translation reserves for Ch$ 62,187 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 242,359 million, which represents a Ch$ 20,227 million reduction when compared to the balance on December 31, 2019 due to the Ch$ 1,527 million loss of the period, Ch$18,163 million in dividend payments, and lower other comprehensive income for Ch$ 537 million.

The performance of main financial ratios is the following:

RATIO		UNIT	Dec-20	Dec-19	Change	% Change

Liquidity	Liquidity (1)	Times	0.98	0.98	0.00	0.2%
	Acid-test (2)	Times	0.96	0.94	0.02	1.7%
	Working capital	MMCh$	(19,079)	(23,087)	4,008	(17.4%)
Leverage	Leverage (3)	Times	1.20	1.10	0.10	9.0%
	Short-term debt (4)%		24.3%	25.3%	(1.0%)	(4.1%)
	Long-term debt (5)%		75.7%	74.7%	1.0%	1.4%
	Financial expenses coverage (6)	Times	6.12	5.91	0.21	3.5%
Profitability	Op. income / Op. Revenues	%	(1.3%)	19.0%	(20.3%)	(107.0%)
	ROE (7)%		(1.5%)	8.6%	(10.1%)	(117.3%)
	ROA (8)%		(0.7%)	4.1%	(4.8%)	(116.2%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of December 31, 2020, reached 0.98 times, stable when compared to December 2019.

>	Acid test or quick ratio, as of December 31, 2020, was 0.96 times, which represents a slight 1.7% increase when compared to December 31, 2019.

>	Working capital, as of December 31, 2020, amounted to Ch$ 19,079 million, which represents a Ch$ 4,008 million positive variation when compared to December 31, 2019, due to the increase in trade accounts receivable and other current accounts receivable.

>	The debt ratio was 1.2 times, which means that the level of commitment of Enel Chile equity was 1.2 times for the year ended December 31, 2020 compared to 1.1 times as of December 31, 2019. This weaker ratio is mainly explained by the increase in accounts payable to related parties, mainly related to the new loans granted by EFI to Enel Chile (US$600 million).

>	The financial expense coverage ratio for the period ended December 31, 2020, was 6.12 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 3.5% reduction in this index when compared to last year is mainly due to the extraordinary income booked by Enel Generación Chile in 2019 due to the early termination of the 3 energy supply contacts with Anglo American Sur. When excluding the effects of extraordinary operations recognized in 2020 and 2019, the financial expense coverage ratio would have increased 20.2% as of December 31, 2020 (6.29 times as of December 31, 2020 versus 5.23 times as of December 31, 2019).

>	The profitability index was negative 1.3% as of December 31, 2020 compared to 19.0% for 2019. This variation is, to a great extent, due to the impairment loss related to Bocamina II power plant booked this period. When excluding the effects of extraordinary operations recognized in 2020 and 2019, the profitability index would have decreased 22.5% (26.6% as of December 31, 2020 versus 34.4% as of December 31, 2019).

>	Return on equity of the owners of the controlling shareholder was -1.5% for the period ended December 31, 2020, which represents a 117.3% reduction when compared to 2019. When excluding the effects of extraordinary operations recognized in 2020 and 2019, return on equity would have increased 12.7% (13.0% as of December 31, 2020 versus 11.5% as of December 31, 2019).

>	Return on assets was negative 0.7% for the period ended December 31, 2020, which is 4.8 percentage points below the figure for last year. When excluding the effects of extraordinary operations recognized in 2020 and 2019, return on assets would have increased 7.7% (6.0% as of December 31, 2020 versus 5.6% as of December 31, 2019).

3.	CASH FLOW ANALYSIS

The net cash flow of Enel Group Chile reached a positive amount of Ch$ 73,545 million as of December 31, 2020, which represents a Ch$ 81,801 million increase when compared to the previous year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to December 2019, are presented below:

NET CASH FLOW (Figures in million Ch$)	Dec-20	Dec-19	Change	% Change

From Operating Activities	755,866	743,712	12,154	1.6%
From Investing Activities	(554,652)	(311,532)	(243,120)	78.0%
From Financing Activities	(127,669)	(440,436)	312,767	(71.0%)

Total Net Cash Flow	73,545	(8,256)	81,801	N/A

Net cash flow from operating activities amounted to a Ch$ 755,866 million for the year ended December 31, 2020, which represents a slight 1.6% increase when compared to December 2019. This cash flow comprises the following main cash inflow: (i) collection of sales of goods and services amounting to Ch$ 2,961,814 million; and (ii) net collections for making or acquiring assets for lease and later sale for Ch$ 45,946 million. These cash inflows were partially offset by the following cash outflows: (i) supplier payments for Ch$ 1,935,081 million; (ii) payments to employees for Ch$ 140,378 million; (iii) insurance premium payments for Ch$ 18,268 million; and (iv) other operational cash disbursements for Ch$ 158,168 million.

Net cash flow used in investing activities amounted to Ch$ 554,652 million for the year ended December 31, 2020. This cash flow comprises the following: (i) Ch$ 514,807 million to purchase property, plant and equipment; and (ii) Ch$ 39,507 million to purchase intangible assets.

The Ch$ 243,120 million additional investment cash outflow, when compared to December 2019, is primarily explained by: (i) an increase in the purchase of property, plant and equipment for Ch$ 214,461 million, mainly by EGP Chile Group related to the development of its renewable project portfolio; and (ii) a Ch$ 18,775 million increase in the purchase of intangible assets.

Net cash flow from financing activities amounted to Ch$ 127,669 million for the period ended December 31, 2020. This cash flow mainly comprises the following outflows: (i) dividend payments amounting to Ch$ 312,715 million; (ii) amortization of loans and bonds for Ch$ 150,878 million; (iii) interest payments for Ch$ 139,251 million; and (iv) leasing liability payments and other cash outflows for Ch$ 9,345 million. The aforementioned were partially offset by cash inflows received as loans from the related company EFI to Enel Chile for Ch$ 484,520 million.

The Ch$ 312,767 million increase in the financing cash flow when compared to December 2019 is mainly explained by the higher loans granted by EFI to Enel Chile for Ch$ 200,688 million and by a Ch$ 164,445 million lower amortization of bank loans and bonds, partially offset by greater cash outflows to pay dividends for Ch$ 76,236 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the years ended December 31, 2020 and 2019.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Dec-20	Dec-19	Dec-20	Dec-19

Generation business in Chile	421,486	229,024	185,479	196,623
Distribution business in Chile	91,497	69,503	43,266	38,387
Other entities (business different to generation and distribution)	1,825	1,819	1,212	1,617

Total Consolidated ENEL CHILE Group	514,807	300,346	229,957	236,627

The most relevant cash outflows originate in the generation business and correspond to new renewable generation projects that the Group began construction in 2020 and amount to Ch$ 421,486 million as of December 31, 2020. In the distribution business, cash disbursements amounted to Ch$ 91,497 million and are mainly investments in network operational optimization to increase the level of efficiency and service quality.

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪	Public authorities will approve such environmental impact studies;
▪	Public opposition will not lead to delays or modifications to any proposed project;
▪	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Risk Management Control System (SCGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within each Company, which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that may affect the achievement of business objectives. In January 2020, a new risk taxonomy has been approved for the entire Enel Group, which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	December 31, 2020	December 31, 2019

Fixed Interest Rate	99%	98%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the fourth quarter of 2020, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2020, the Company held swaps for 1,782 kBbl of Brent to be settled in 2021 and 16.8 TBtu of Henry Hub to be settled in 2021.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and 4.79 TBtu of Henry Hub gas to be settled in 2020.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the fourth quarter of 2020 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 20 and 23, of the Financial Statements of Enel Chile as of December 31, 2020.

As of December 31, 2020, the liquidity of Enel Chile Group was Ch$ 332,036 million in cash and cash equivalents and Ch$ 140,643 million in long-term committed credit lines. As of December 31, 2019, the liquidity of Enel Chile Group was Ch$ 235,685 million in cash and cash equivalents and Ch$ 146,269 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited. However, the measure of supply cut-off in the event of payment defaults was suspended since March 2020, as support measures for the most vulnerable customers adopted by Enel Distribución Chile, and subsequently in compliance with Law No. 21,249 and Law No. 21,301 enacted in August 2020 and December 2020, respectively, effective until May 2021.

With respect to the impact of COVID-19, the results of specific internal analyses did not reveal significant statistical correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency. However, impairment losses have increased in 2020 as a result of an increase in expected credit losses from counterparties (see notes 3g.3 and 9.d).

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties.

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

>	The US$ Libor rate of interest.
>	The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 308,778 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of December 31, 2020.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of December 31, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: February 26, 2021